Exhibit 99.3

WESTERN WIND ENERGY CORP.

1326 – 885 WEST GEORGIA STREET	Telephone: 604.685.WIND (9463)
VANCOUVER, BC, V6C 3E8	Facsimile: 604.685.9441
www.westernwindenergy.com

N E W S   R E L E A S E

August 11, 2009

Toronto Stock Exchange (Venture) Symbol: “WND”
Issued and Outstanding: 45,979,397

WESTERN WIND ENGAGES R. W. BECK and DNV GLOBAL ENERGY CONCEPTS AS THE INDEPENDENT ENGINEERS FOR WINDSTAR

Vancouver, BC, - Western Wind Energy Corp. (“Western Wind”) is pleased to announce that Western Wind has engaged R. W. Beck Inc. and DNV Global Energy Concepts Inc. (“Independent Engineers”) as the independent engineers for the Windstar wind project located in the Tehachapi Pass Wind Resource Area near Tehachapi, California (“Windstar” or “Project”). The Independent Engineers will review the technical aspects of the Project, evaluate and analyze the wind data and resource assessments, monitor construction and review start-up and testing procedures.

Chris Thompson, Western Wind’s CFO, is also delighted to have R. W. Beck and DNV Global Energy Concepts as part of the Windstar Project as they both have substantial worldwide energy experience.

About R. W. Beck

R. W. Beck, an SAIC company, is a group of technically based business consultants that serve public and private infrastructure organizations and financiers worldwide. They develop sustainable business and technical solutions and foster enduring systems that advance the business of infrastructure by delivering industry insight that impacts the way clients think about and do business. Their technically based business consultants consistently bring the best talent to bear on every engagement and deliver solutions that have lasting impact to their clients and the communities they serve. Learn more at www.rwbeck.com.

About DNV Global Energy Concepts

DNV Global Energy Concepts (“DNV-GEC”) is a global leader in the wind energy industry and its employees have been providing technical services to the industry for more than 20 years. In the last three years, DNV-GEC conducted direct work on wind projects representing more than half of the new installed capacity of wind energy in the U.S. Their role in these projects varied from initial site selection and wind resource assessment to power performance testing and financial due diligence for investors. More information about DNV-GEC is available at www.globalenergyconcepts.com and www.dnv.com.

About Western Wind Energy Corp.

Western Wind is a vertically integrated renewable energy electrical production company that currently owns over 500 wind turbines with 34.5 MW of rated capacity and a further 120MW of expansion power purchase agreements in the State of California. Western Wind further owns additional development assets for both Solar and Wind Energy in California, Arizona, Ontario, Canada and a development team in the Commonwealth of Puerto Rico. Western Wind is in the business of owning and acquiring land sites and technology for the production of electricity from wind and solar energy. Management of Western Wind Energy includes individuals involved in the operations and ownership of utility scale wind energy facilities in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS

“SIGNED”

Jeffrey J. Ciachurski
Chief Executive Officer

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Certain statements in this press release constitute “forward-looking statements” under applicable securities laws, which involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Words such as “expects”, “anticipated”, “intends”, “projects”, “plans”, “will”, “believes”, “seeks”, “estimates”, “should”, “may”, “could” and variations of such words and similar expressions are intended to identify such forward-looking statements. Such statements in this news release include, but are not limited to, the Company’s intended use of proceeds from the Offering. These statements are based on management’s current expectations and beliefs and actual events or results may differ materially. There are many factors that could cause such actual events or results expressed or implied by such forward-looking statements to differ materially from any future results express or implied by such statements. Such factors include, but are not limited to, the Company’s ability to secure a letter of credit on behalf of Southern California Edison, that the funds raised are sufficient to advance its projects as anticipated, and the other factors discussed in the Company’s annual report and annual information contained in the Company’s 20F Annual Report filed with the United States Securities and Exchange Commission and securities regulators in Canada. Forward-looking statements are based on current expectations and the Company assumes no obligation to update such information to reflect later events or developments, except as required by law.